UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 0-11250
(Check One): ☑ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐Form N-SAR
For Period Ended:      June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dionex Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

1228 Titan Way

Address of Principal Executive Office (Street and Number)

Sunnyvale, CA 94085

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
Dionex Corporation (the “Company”) is currently finalizing its financial statements and related disclosures for inclusion in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2005 and its management is also currently finalizing the assessment of its internal control over financial reporting as of June 30, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Because of the requirements of the Sarbanes-Oxley Act, including those under Section 404, the Company has experienced delays in completing the required financial statements and internal control assessment. The Company continues to dedicate significant resources to finalizing its financial statements and management’s assessment of internal controls over financial reporting and its Form 10-K and currently anticipates filing the Form 10-K on or before the end of the extended deadline.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Craig McCollam	408	737-0700

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      ☑ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      ☐ Yes      ☑ No
[if any of the numbers in the audited financial statements are going to be different from those previously announced, this box should be checked “yes” and a preview of the updated numbers should be included here.]

Dionex Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 13, 2005	By /s/ Craig A. McCollam